SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                         ______________________________



                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         ______________________________

                           BREED TECHNOLOGIES, INC.
                               (Name of Issuer)


                         COMMON STOCK, PAR VALUE $.01
                        (Title of Class of Securities)

                                   106702103
                                (CUSIP Number)

                         ______________________________

                          SIEMENS AKTIENGESELLSCHAFT
                             WITTELSBACHERPLATZ 2
                                D-80333 MUNICH
                                    GERMANY
                          ATTENTION: GENERAL COUNSEL
                              011-49-89-234-33537

                         ______________________________

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                         _____________________________

                                   COPY TO:
                            E. Robert Lupone, Esq.
                              Siemens Corporation
                          1301 Avenue of the Americas
                           New York, New York 10019
                                (212) 258-4208

                         _____________________________



                               OCTOBER 30, 1997
            (Date of event which requires filing of this statement)






_______________________________________________________________________________

<square>  Check  box  if  the filing person has previously filed a statement on
     Schedule 13G to report  the  acquisition  which  is  the  subject  of this
     Schedule  13D, and is filing this schedule because of Rule 13d-1(b)(3)  or
     (4).

<square> Check box if a fee is being paid with the statement.
_______________________________________________________________________________

CUSIP No. 106702103             13D                              Page 2 of 11


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                               SIEMENS AKTIENGESELLSCHAFT

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a)<square>
                                                         (b)<square>
3.       SEC USE ONLY

4.       SOURCES OF FUNDS

                             WC
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)
                                                               <square>

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                   FEDERAL REPUBLIC OF GERMANY

                   7.       SOLE VOTING POWER

  NUMBER OF                               4,883,227 shares

    UNITS
                   8.       SHARED VOTING POWER
BENEFICIALLY
                                          None
  OWNED BY
                   9.       SOLE DISPOSITIVE POWER
    EACH
                                           4,883,227 shares
  REPORTING
                   10.      SHARED DISPOSITIVE POWER
 PERSON WITH
                                           None

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                                           4,883,227 shares
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                               <square>
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                           13.4%
14.      TYPE OF REPORTING PERSON
                                           CO

                                 SCHEDULE 13D
                         FILED PURSUANT TO RULE 13d-1
                   OF THE GENERAL RULES AND REGULATIONS UNDER
                THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


ITEM 1.    SECURITY AND ISSUER

           This Statement on Schedule 13D (the "Statement") relates to shares of common stock, par value $.01 per share ("Common Stock"), of Breed Technologies, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 5300 Old Tampa Highway, Lakeland, Florida 33811.

ITEM 2.    IDENTITY AND BACKGROUND.

           The person filing this statement is Siemens Aktiengesellschaft, a company organized under the laws of the Federal Republic of Germany ("Siemens"), which has its principal offices at Wittelsbacherplatz 2, D-80333, Munich, Germany. Siemens' principal business is the design, development, manufacture, purchasing, marketing, leasing and sale of a wide variety of electrical and electronics systems. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Siemens are set forth in Schedule I to this Statement. During the past five years neither Siemens nor, to the best knowledge of Siemens, any of the persons listed on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           The aggregate amount of funds used by Siemens in making the purchase described in Item 4 was $115,000,000. Siemens used funds obtained from its working capital to make the purchase.

ITEM 4.    PURPOSE OF THE TRANSACTION.

           On October 30, 1997, the Company issued and sold to Siemens 4,883,227 of its Series A Preference Shares. The Series A Preference Shares are convertible into Common Stock at any time at the option of the holder at a rate of one share of Common Stock per Series A Preference Share, subject to adjustment. In connection with the purchase and sale of the Series A Preference Shares, Siemens, the Company and certain other parties executed and delivered a Stockholders Agreement, a Registration Rights Agreements, a Make-Whole Agreement and a memorandum of understanding with respect to a proposed joint venture (the "MOU"). Copies of those agreements and the MOU are filed with this Statement as Exhibits 7.1, 7.2, 7.3 and 7.4, respectively, each of which is incorporated by this reference in its entirety into this Statement. Reference is made to Item 6 of this Statement for a summary description of those agreements and the MOU.

           The MOU contemplates that, not later than December 15, 1997, Siemens and the Company will enter into definitive agreements for the formation of a joint venture for the design, development, production and sale of integrated automotive occupant safety restraint systems to customers (the "Joint

Venture"). Consummation of the Joint Venture will be subject to a number of conditions, including receipt of certain governmental approvals and clearances. Subject to certain limited exceptions, the MOU is not legally binding on the parties to it.

           Siemens' purchase of Series A Preference Shares was made for the purpose of obtaining a significant equity stake in its prospective joint venture partner and in order to help finance the Company's acquisition of the Safety Restraints Systems division of AlliedSignal Inc. The Company required Siemens to purchase the Series A Preference Shares as a condition to the Company's agreement to proceed with the Joint Venture.

           Effective as of the closing of the purchase and sale of the Series A Preference Shares, and pursuant to the provisions of the Stockholders Agreement set forth in Exhibit 7.1 and described in Item 6 of this Statement, a representative of Siemens was appointed to the Company's board of directors.

           The provisions of the Stockholders Agreement prohibit Siemens, until the third anniversary of that Agreement, from acquiring Common Stock without the prior consent of the Company's board of directors, subject to a series of exceptions more fully set forth in Exhibit 7.1, and also subject Siemens to a right of first refusal in favor of the Company and certain of its stockholders in connection with any disposition made by Siemens prior to the third anniversary of the Agreement of its Series A Preference Shares or any Common Stock issued on conversion of those Shares. Subject to those limitations, Siemens expects that it will from time to time review its investment in the Company on the basis of a variety of factors, including the Company's business, financial condition and results of operations; the status of the Joint Venture; general economic conditions and the conditions in the markets in which the Company operates; conditions in the securities markets generally; and other investment opportunities available to Siemens and its affiliates. Siemens will, based on such periodic reviews and other considerations it believes relevant, take whatever actions it deems appropriate. If Siemens believes further investment in the Company is attractive or is appropriate for any reason, including to protect or enhance Siemens' interests with respect to the Joint Venture, Siemens may acquire shares of Common Stock, through open market trades or privately negotiated purchases. Conversely, Siemens may decide to dispose of shares of Common Stock in any way it deems appropriate.

           Except as set forth in this Item 4 or in Item 6, Siemens has no current plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any other material change in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated in this paragraph.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           (a)-(c) Siemens purchased 4,883,227 newly-issued Series A Preference Shares from the Company on October 30, 1997, for an aggregate purchase price of $115,000,000. Siemens has the right to acquire, and therefore is deemed to beneficially own, the 4,883,227 shares of Common Stock presently issuable upon conversion of those Series A Preference Shares. The Company has advised Siemens that as of October 31, 1997 (the most recent date for which such information was available), there were 31,705,527 shares of Common Stock outstanding. Based on that information, if Siemens were to elect to convert all of its Series A Preference Shares into Common Stock (and assuming no other outstanding options, warrants or conversion rights were exercised), Siemens would own approximately 13.4% of the issued and outstanding shares of Common Stock. Siemens would have the sole right to vote or direct the vote and dispose or direct the disposition of all the shares of Common Stock that would be issued upon conversion of the Series A Preference Shares.

           (d) and (e) Not applicable.

ITEM 6.    CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR
           RELATIONSHIPS   WITH RESPECT TO SECURITIES OF
           THE ISSUER.

           The following summary of the terms of the Stockholders Agreement, the Registration Rights Agreement, the Make-Whole Agreement and the MOU is qualified in its entirety by reference to the full text of those documents, each of which is an Exhibit to this Statement. The terms of the Series A Preference Shares are more fully set forth in a Certificate of Designations (the "Certificate of Designations") filed by the Company in the office of the Secretary of State for the State of Delaware.

           SERIES A PREFERENCE SHARES. The Series A Preference Shares are convertible at any time at the option of the holder into shares of Common Stock at a rate of one share of Common Stock per Series A Preference Share, subject to adjustment under certain circumstances to prevent dilution. The Certificate of Designations provides that the Series A Preference Shares have no voting rights, except to the extent required by Delaware law and except that, after any Series A Preference Shares have been converted into Common Stock, the holders of Series A Preference Shares will have the right as a class to elect one member of the Company's Board of Directors. Each holder of Series A Preference Shares is entitled to receive an annual dividend, unless waived in writing, payable in quarterly installments beginning December 15, 1997 at the rate of five Series A Preference Shares for each 100 Series A Preference Shares owned of record by the holder. Under the Stockholders Agreement, Siemens has waived that dividend (i) to the extent the definitive documentation for the Joint Venture is executed and delivered by December 15, 1997; and (ii) following the termination of the Make-Whole Agreement (which will occur (a) if Siemens transfers the Series A Preference Shares to an unaffiliated third party or (b) if Siemens has not delivered a "Second Make-Whole Notice" by the later of (x) July 31, 1998 or (y) 45 days after one of the triggering events described in the Make Whole Agreement).

           STOCKHOLDERS AGREEMENT. The Stockholders Agreement provides, among other things, that:

             (i) Except to the extent Siemens is entitled to appoint a board representative pursuant to the Certificate of Designations, Siemens or its affiliates that hold Series A Preference Shares or Common Stock (the "Siemens Holders") will have the right to designate a person for election to the Company's Board of Directors, and certain stockholders (who represented that, at the date of the Stockholders Agreement, they held an aggregate of 18,060,600 shares of Common Stock) (the "Breed Holders") will vote in favor of such election.

            (ii) The affirmative vote of Siemens' representative on the Company's Board of Directors (whether appointed pursuant to the Stockholders Agreement or the Certificate of Designations) will be required to approve any of the following actions by the Company or any subsidiary 50% or more owned by the Company:

                (a) the conduct or operation (other than (i) through the Joint Venture, (ii) through Hamlin Incorporated or VTI Hamlin OY, except with respect to the design, manufacture and marketing of full electronic crash sensors and (iii) through Artistic Analytical Methods, Inc. in the conduct of its existing business) of any business comprising in whole or in part the development, selling, design, manufacturing or marketing of electronic components in the field of automotive safety restraint systems;

                (b) discontinuation of any material line of business in which the Company was engaged in on October 14, 1997 and which is material to the operations of the Joint Venture; and

                (c) use of the Siemens and any other trade names, marks or other similar intellectual property rights of Siemens, except only to the extent specifically permitted in the definitive documentation to be entered into in the future with respect to the Joint Venture.

           (iii) Subject to certain limited exceptions, transfers of beneficial ownership of Common Stock by the Siemens Holders within three years after the date of the Stockholders Agreement will be subject to a right of first refusal in favor of the Company and the Breed Holders; transfers of beneficial ownership of Common Stock by the Breed Holders within three years after the date of the Stockholders Agreement will be subject to a right of first refusal in favor of the Siemens Holders; and issuances or sales of Common Stock by the Company within five years after the date of the Stockholders Agreement will be subject to a right of first refusal in favor of the Siemens Holders.

           REGISTRATION RIGHTS AGREEMENT. Siemens has the right to require, on up to three occasions, that the Company file a registration statement under the Securities Act of 1933 with respect to the Common Stock beneficially owned by Siemens or its successors in interest and to use its best efforts to cause the registration statement to be declared effective.

           MAKE-WHOLE AGREEMENT. The Make-Whole Agreement provides that, upon the occurrence of certain "triggering events" (which generally would reflect a failure to consummate the Joint Venture), Siemens may give a notice to the Company requiring the Company to elect either (i) to repurchase the Series A Preference Shares (or the shares of Common Stock into which they have been converted) for a price (the "Make-Whole Price") equal to $115,000,000 plus $15,753 for each day elapsed between December 15, 1997 and the date of purchase or (ii) to issue additional shares of Common Stock to Siemens in an amount sufficient to permit Siemens to realize, based on a formula price, net proceeds equal to the Make-Whole Price.

           MOU. The MOU contemplates that, not later than December 15, 1997, Siemens and the Company will enter into definitive agreements for the formation of the Joint Venture. Consummation of the Joint Venture will be subject to a number of conditions, including receipt of certain governmental approvals and clearances. Subject to certain limited exceptions, the MOU is not legally binding on the parties to it.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

7.1 Stockholders Agreement, dated as of October 30, 1997, by and among Breed Technologies, Inc., Siemens Aktiengesellschaft and the stockholders named therein.

7.2 Registration Rights Agreement, dated as of October 30, 1997, by and between Breed Technologies, Inc. and Siemens Aktiengesellschaft.

7.3 Make-Whole Agreement, dated as of October 30, 1997, by and between Breed Technologies, Inc. and Siemens Aktiengesellschaft.

7.4 Memorandum of Understanding, dated October 14, 1997, by and between Breed Technologies, Inc. and Siemens Aktiengesellschaft.

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Dated:  November 7, 1997

                                SIEMENS AKTIENGESELLSCHAFT


                                By:/S/ BERND HAGER
                                     Bernd Hager
                                     Vice President Finance AT SE SC


                                By:/S/ WOLFGANG M<u">LLER-HUSCHKE
                                     Wolfgang M<u">ller-Huschke
                                     Corporate Counsel

                              SCHEDULE I


     INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                                SIEMENS


     Set forth in the table below are the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each of the executive officers and members of the managing board of Siemens. Each person identified below is employed by Siemens. Directors are identified by an asterisk. All persons identified below are citizens of the Federal Republic of Germany.

   NAME                   PRESENT PRINCIPAL OCCUPATION          BUSINESS ADDRESS
                                OR EMPLOYMENT
Dr. Heinrich v. Pierer    Member, Chairman, President and CEO   Wittelsbacherplatz 2
                                                                80333 Munich
                                                                Federal Republic of Germany

Dr. Karl-Hermann Baumann  Member, Head of Corporate Finance     Wittelsbacherplatz 2
                                                                80333 Munich
                                                                Federal Republic of Germany

Adolf H<u">ttl            Member, Head of Power Generation      Freyeslebenstrasse 1
                          Group                                 91058 Erlangen
                                                                Federal Republic of Germany

Dr. Volker Jung           Member                                Wittelsbacherplatz 2
                                                                80333 Munich
                                                                Federal Republic of Germany

Dr. Edward G. Krubasik    Member                                Werner-von-Siemens-Str. 50
                                                                91052 Erlangen
                                                                Federal Republic of Germany

Dr. Horst Langer          Member                                Werner-von-Siemens-Str. 50
                                                                91052 Erlangen
                                                                Federal Republic of Germany

Werner Maly               Member, Head of Human Resources       Wittelsbacherplatz 2
                          Department                            80333 Munich
                                                                Federal Republic of Germany

Dr. Wolfram O. Martinsen  Member, Head of Transport Division    Elsenstrasse 87-96
                          Group                                 12435 Berlin
                                                                Federal Republic of Germany

Peter Pribilla            Member                                Wittelsbacherplatz 2
                                                                80333 Munich
                                                                Federal Republic of Germany


J<u">rgen Radomski        Member                                Werner-von-Siemens-Str. 50
                                                                91052 Erlangen
                                                                Federal Republic of Germany

Prof. Clause Weyrich      Member, Head of Technology            Otto-Hahn-Ring 6
                          Department                            81739 Munich
                                                                Federal Republic of Germany

Dr. G<u">nther Wilhelm    Member                                Freyeslebenstrasse 1
                                                                91058 Erlangen
                                                                Federal Republic of Germany

                             EXHIBIT INDEX


             EXHIBIT NO.                                          DESCRIPTION
                 7.1      Stockholders Agreement, dated as of October 30, 1997, by and among
                          Breed Technologies, Inc., Siemens Aktiengesellschaft and the
                          stockholders named therein.

                 7.2      Registration Rights Agreement, dated as of October 30, 1997, by and between Breed Technologies, Inc. and Siemens Aktiengesellschaft.

                 7.3      Make-Whole Agreement, dated as of October 30, 1997, by and between
                          Breed Technologies, Inc. and Siemens Aktiengesellschaft.

                 7.4      Memorandum of Understanding, dated October 14, 1997, by and between
                          Breed Technologies, Inc. and Siemens Aktiengesellschaft.